                                                                    EXHIBIT 99.1

MACQUARIE INFRASTRUCTURE COMPANY LLC

125 W. 55th Street
New York, NY 10019
USA

Media Release

MACQUARIE INFRASTRUCTURE COMPANY REPORTS                        (MACQUARIE LOGO)

SECOND QUARTER 2006 FINANCIAL RESULTS

DISTRIBUTION INCREASE OF 5%, ANNUALIZED, ANNOUNCED

NEW YORK, NY - AUGUST 9, 2006 - Macquarie Infrastructure Company (NYSE: MIC) reported consolidated revenue of $105.9 million for the quarter ended June 30, 2006, an increase of 46% over the second quarter in 2005. Operating income for the period totalled $13.6 million, an 81% increase over the June quarter in 2005. The increases were the result of solid organic growth in key businesses and strong contributions from acquisitions made in new and existing sectors of infrastructure.

On August 7, 2006, the MIC Board authorized an increase in the quarterly distribution to shareholders of 5%, annualized, based on the expected continuation of strong performance by the Company's operating businesses and investments. An increased distribution of $0.525 per share will be payable on September 11, to shareholders of record on September 6. Shares of trust stock will trade ex-distribution on September 1, 2006.

For the six months ended June 30, 2006, MIC generated estimated cash available for distribution to trust shareholders of $1.15 per share. Estimated cash available for distribution includes cash from operations (a GAAP metric) plus items that do not flow through the Company's income statement, such as dividends from its investments, plus adjustments for the timing of certain expenses including maintenance capital expenditures and management fees. Estimated cash available for distribution increased 29% over the first six months of 2005.

"Our ability to increase our distribution for the second quarter reflects the strong cash generating capacity of our initial businesses and a solid measure of additional cash flow from our recent acquisitions," said Peter Stokes, Macquarie Infrastructure Company Chief Executive Officer. "Our performance year to date, together with our recent acquisitions, gives us considerable confidence that our cash available for distribution will exceed our actual distributions from this point forward."

Cash from operations in the first half of 2006 totalled $23.4 million, up 13% over the first half of 2005.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") grew to $26.9 million in the second quarter of 2006, a 41% increase over the second quarter of 2005. For a reconciliation of net income to EBITDA, please see the last page of this release.

For the quarter, MIC reported net income of $4.5 million or $0.17 per share.

PERFORMANCE HIGHLIGHTS

     - Gross profit from MIC's airport services business, and revenue from its airport parking and district energy businesses increased on continued strong performance in existing operations and contributions from quality acquisitions. Gross profit in airport services and revenue in airport parking and district energy increased by 12%, 9% and 1%, respectively, on an organic basis, over the quarter ended June 30, 2005. Gross profit at airport services and revenue at airport parking businesses increased 33% and 39%,

WS: 79945_1
          respectively, taking into account recent acquisitions. The district energy business made no acquisitions during the prior year.

     - Consolidated gross profit increased 42% and 34% over the prior comparable quarter and six months, respectively, on improved performance by the Company's airport services and airport parking businesses.

     - MIC successfully completed acquisitions of 50% of the holding company of International- Matex Tank Terminals - a bulk liquid storage terminal business, and 100% of The Gas Company in Hawaii - a gas production and distribution company. Following the close of the quarter, the Company also completed the acquisition of 100% of the stock of Trajen Holdings, Inc. - a network of 23 fixed base operations that is being integrated into the Company's airport services business, Atlantic Aviation.

DISTRIBUTIONS

On August 7, 2006, the Company's Board of Directors declared a distribution to shareholders for the quarter ended June 30, 2006 of $0.525 per share. Shares of trust stock will trade ex-distribution on September 1, 2005. The distribution will be payable on September 11, 2006 to shareholders of record at the close of business on September 6, 2006.

The Company intends to declare and pay regular quarterly cash distributions on all outstanding shares. The Company anticipates declaring and paying a quarterly distribution for the quarter ending September 30, 2006 of $0.525 per share.

The Company's distribution policy is based on the predictable and stable cash flows of its businesses and investments. The Company's intention is to distribute to its shareholders the majority of its cash available for distribution and not to retain significant cash balances in excess of prudent reserves.

BUSINESS UPDATE

On May 7, 2006, MIC completed its acquisition of shares representing 50% of IMTT Holdings, the parent company of International-Matex Tank Terminals. IMTT is the owner/operator of 8 bulk liquid storage terminals in the U.S. and part owner and operator of 2 terminals in Canada.

MIC invested $257 million in IMTT of which approximately $145 million will be invested in the development of new bulk liquid storage capacity and facilities. The new capacity of approximately 1.2 million barrels of petroleum, vegetable and animal oil storage, and 570 thousand barrels of storage capacity, blending and packaging operations at a chemical logistics facility, will be located at or near IMTT's existing operations in Louisiana.

MIC entered into a shareholders' agreement that provides for the payment of a quarterly dividend from IMTT of $7 million through the 4th quarter of 2007. MIC received the first such dividend for the second quarter of 2006 on July 26th. The investment in IMTT will be accounted for under the equity method. As such, MIC will record its share of IMTT's net income as equity in earnings of investees (reversed in cash from operations) and the dividend will be recorded as a receivable on the MIC balance sheet at quarter end.

On June 7, 2006, MIC completed its purchase of The Gas Company in Hawaii. The Gas Company is the sole utility provider of synthetic natural gas and liquid petroleum gas on the islands of Hawaii. The company also operates an unregulated business that is the largest distributor of propane in Hawaii.

MIC financed the purchase and associated transaction costs totalling $272 million with subsidiary level debt of $160 million, a drawing on its revolving acquisition facility of $99 million and the balance in cash. The Gas Company's consolidated results are included in MIC's results for the 24 days from the closing date of the transaction through the end of the period.

On July 11, 2006, MIC completed its acquisition of Trajen Holdings, Inc., a network of 23 fixed base operations in 11 states. The Trajen operations are being combined beneath MIC's Atlantic Aviation brand in its airport services business to form the second largest network of fixed base operations in the industry.

The $363 million acquisition Trajen (including transaction costs, and pre-funded integration and capital expenditures) was financed with a combination of an increase in the Company's airport services business credit facility of $180 million, an acquisition related term loan at the MIC level of $180 million and the balance in cash. Results for Trajen will be reported as a component of MIC's airport services segment beginning with the third quarter of 2006.

On August 8, 2006, the Company, through its airport parking subsidiary, received a commitment letter from Capmark Finance, Inc. for the refinancing of $184.2 million of floating rate loans of the airport parking business. The commitment provides for an increase in the debt to $195.0 million at a floating rate based on the one month LIBOR rate, plus a margin of 1.90% (down from a weighted average of 3.22%). The loan has a three year term and the Company intends to hedge 100% of its floating rate exposure through a swap or rate cap structure.

ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

The Company believes that GAAP measures, including certain adjustments to GAAP measures, provides better insight into the performance of its operating businesses and its ability to service its obligations and support its ongoing distribution policy. In particular, GAAP results alone do not reflect other cash items that management considers in estimating cash available for distribution.

The table below summarizes year-to-date cash receipts and payments that are not reflected on the Company's income statement in order to provide additional insight into management's estimate of cash available for distribution. The Company believes that cash generated by its businesses and investments will be sufficient to meet its indicated distributions in 2006.

For the first half of 2006 the Company's businesses generated $23.4 million, or $0.86 per share, in cash from operations. The contribution from the gas utility business, The Gas Company, reflects MIC's 24 days of ownership of that business. Adjusting for timing of certain receipts and payments, MIC estimates year to date cash available for distribution to be $31.2 million, or $1.15 per share. This represents a 29% increase over the $0.89 of cash available for distribution from the Company in the first half of 2005.

                                             ($ Millions)
                                             ------------
CASH FROM OPERATIONS                             23.40
EFFECT OF ACQUISITIONS - IMTT DISTRIBUTION        7.00
ADDITIONAL CASH FLOW ITEMS AND ADJUSTMENTS        0.76
                                                 -----
NORMALIZED CASH AVAILABLE FOR DISTRIBUTION       31.16
                                                 -----

Contributions to cash from unconsolidated businesses and investments included primarily the $7 million quarterly dividend from IMTT. The Company accrued the receivable at June 26 and received the cash dividend on July 26.

BUSINESS/SEGMENT HIGHLIGHTS FOR THE QUARTER ENDED JUNE 30, 2006

The following is a segment analysis of results from operations for the quarter and year to date periods ended June 30, 2006, compared to results for the quarter and year to date periods ended June 30, 2005.

The Company has included EBITDA, a non-GAAP financial measure, on both a consolidated basis as well as for each of its segments as it considers it to be an important measure of its overall performance. The Company believes EBITDA provides additional insight into the performance of its operating companies and its ability to service its debt and support its ongoing distribution policy.

AIRPORT SERVICES

                                                                       QUARTER ON                          YEAR ON
                                         JUNE QUARTER   JUNE QUARTER     QUARTER    6 MONTHS   6 MONTHS     YEAR
                                             2006           2005        GROWTH %      2006       2005     GROWTH %
                                         ------------   ------------   ----------   --------   --------   --------
REVENUE ($ MILLIONS)
Fuel                                        46.298         34.150         35.6%       88.290    64.391      37.1%
Non Fuel                                    17.654         12.629         39.8%       35.833    27.332      31.1%
                                            ------         ------                    -------    ------
TOTAL REVENUE                               63.952         46.779         36.7%      124.123    91.723      35.3%
                                            ------         ------                    -------    ------
EBITDA                                      15.591          9.950         56.7%       29.427    19.367      51.9%
Reconciliation of net income to EBITDA
NET INCOME                                   3.994          1.718        132.5%        6.239     3.102     101.1%
Interest Expense, Net                        5.375          3.299         62.9%       10.964     6.723      63.1%
Provision for income taxes                   1.764          1.228         43.6%        3.353     2.371      41.4%
Depreciation and amortization                4.458          3.705         20.3%        8.871     7.171      23.7%
                                            ------         ------                    -------    ------
EBITDA                                      15.591          9.950         56.7%       29.427    19.367      51.9%

KEY FACTORS

     - Contribution of positive operating results from one FBO in Las Vegas acquired in August 2005

     - Existing locations had higher average dollar per gallon fuel margins and unchanged fuel volumes

     - Higher selling, general and administrative costs primarily relating to non-cash and accrued compensation expense in 1Q'06 and increased credit card fees based on higher revenues

     - Higher interest costs from higher debt levels resulting from the refinancing in December 2005 - the majority of the $100 million of proceeds was invested in IMTT in May 2006

AIRPORT PARKING

                                                                       QUARTER ON                          YEAR ON
                                         JUNE QUARTER   JUNE QUARTER     QUARTER    6 MONTHS   6 MONTHS     YEAR
                                             2006           2005        GROWTH %      2006       2005     GROWTH %
                                         ------------   ------------   ----------   --------   --------   --------
REVENUE ($ MILLIONS)                        19.782         14.275           38.6%    37.998     27.584       37.8%
                                            ------         ------                    ------     ------
EBITDA                                       5.863          3.401           72.4%     9.922      6.215       59.6%
                                            ------         ------                    ------     ------
EBITDA Margin                                 29.6%          23.8%          24.4%      26.1%      22.5%      15.9%
Reconciliation of net income (loss) to
   EBITDA
NET INCOME (LOSS)                            0.337         -0.043             NM     -0.334     -0.455     -26.6%
Interest Expense, Net                        4.362          2.289           90.6%     8.283      4.403       88.1%
Income tax benefit                          -0.052          0.000             NM     -0.514      0.000         NM
Depreciation and amortization                1.216          1.155            5.3%     2.487      2.267        9.7%
                                            ------         ------                    ------     ------
EBITDA                                       5.863          3.401           72.4%     9.922      6.215       59.6%
NM = Not Meaningful

KEY FACTORS

     -    Contribution from 8 new locations

     - Price increases and reduced discounting in selected markets contributed to a 13.8% increase in average revenue per car out for comparable locations during the quarter

     - Marketing efforts targeting customers with longer average stays increased average overnight occupancy by 6.7% for comparable locations during the quarter

     -    Improved operating margins at comparable locations

     - Cash settlement received (net $250,000 after minority interests), related to Macquarie's 2003 acquisition of the airport parking business, included in Other Income

DISTRICT ENERGY

                                                                       QUARTER ON                          YEAR ON
                                         JUNE QUARTER   JUNE QUARTER     QUARTER    6 MONTHS   6 MONTHS     YEAR
                                             2006           2005        GROWTH %      2006       2005     GROWTH %
                                         ------------   ------------   ----------   --------   --------   --------
REVENUE ($ MILLIONS)
Capacity                                     4.241          4.127           2.8%      8.430      8.186        3.0%
Consumption                                  5.258          5.365          -2.0%      6.733      6.724        0.1%
Lease and Other                              2.076          1.973           5.2%      4.219      4.037        4.5%
                                            ------         ------                    ------     ------
TOTAL REVENUE                               11.575         11.465           1.0%     19.382     18.947        2.3%
                                            ------         ------                    ------     ------
EBITDA                                       4.389          4.211           4.2%      7.347      7.319        0.4%
                                            ------         ------                    ------     ------
EBITDA Margin                                 37.9%          36.7%          3.2%       37.9%      38.6%      -1.9%
Reconciliation of net income (loss) to
   EBITDA
NET INCOME (LOSS)                            0.421          0.409           2.9%     -0.118     -0.353      -66.6%
Interest Expense, Net                        2.106          2.016           4.5%      4.176      4.158        0.4%
Provision (benefit) for income taxes         0.094          0.000            NM      -0.239      0.000         NM
Depreciation                                 1.427          1.445          -1.2%      2.850      2.836        0.5%
Amortization of intangibles                  0.341          0.341           0.0%      0.678      0.678        0.0%
                                            ------         ------                    ------     ------
EBITDA                                       4.389          4.211           4.2%      7.347      7.319        0.4%
NM = Not Meaningful

KEY FACTORS

     -    Capacity revenue increased generally in-line with inflation

     - Pre-season maintenance expenses for system reliability incurred earlier compared to the prior year

     - Scheduled increases in contract consumption rates (in accordance with the terms of existing customer contracts) increased revenue and offset lower ton-hour sales resulting from cooler weather in 2006 versus 2005

GAS UTILITY

                                                                       QUARTER ON                          YEAR ON
                                         JUNE QUARTER   JUNE QUARTER     QUARTER    6 MONTHS   6 MONTHS     YEAR
                                             2006           2005        GROWTH %      2006       2005     GROWTH %
                                         ------------   ------------   ----------   --------   --------   --------
REVENUE ($ MILLIONS)
Utility                                     23.864         20.808           14.7%    48.784     41.017       18.9%
Non-utility                                 17.716         15.262           16.1%    33.784     29.890       13.0%
                                            ------         ------                    ------     ------
TOTAL REVENUE                               41.580         36.070           15.3%    82.568     70.907       16.4%
                                            ------         ------                    ------     ------
EBITDA                                       4.684          6.200          -24.5%    12.307     14.839      -17.1%
Reconciliation of net income before
   taxes to EBITDA
NET INCOME BEFORE TAXES                      0.518          3.843          -86.5%     5.562     10.383      -46.4%
Interest expense, net                        2.749          0.989          178.0%     3.960      1.883      110.3%
Depreciation and amortization                1.417          1.368            3.6%     2.785      2.573        8.2%
                                            ------         ------                    ------     ------
EBITDA                                       4.684          6.200          -24.5%    12.307     14.839      -17.1%
NM = Not Meaningful

KEY FACTORS

     - Therms sold in each of the utility and non-utility sectors increased, mostly as a result of organic growth

     - Cost per therm increased by 24% due principally to higher petroleum costs

     - Gross margin per therm increased 6% for the utility and 8% for the non-utility operations

NOTE: MIC ACQUIRED TGC ON JUNE 7, 2006. ACCORDINGLY, OUR CONSOLIDATED RESULTS ONLY REFLECT THE RESULTS OF OPERATIONS OF TGC FOR THE 24-DAY PERIOD OF JUNE 7, 2006 THROUGH JUNE 30, 2006. NET INCOME AND EBITDA IN THE PERIOD WERE REDUCED BY COSTS RELATED TO THE ACQUISITION OF THE GAS COMPANY OF $2 MILLION.

INTERNATIONAL-MATEX TANK TERMINALS

     - MIC recorded $240,000 of net income ($1.0 million of equity in earnings, less $789,000 of depreciation and amortization expense, net of tax benefits) in its income statement for the second quarter

     - The Company expects to receive dividend distributions of $7.0 million in each quarter through the 4th quarter of 2007

     - The Company's financial statements reflect the quarterly dividend from IMTT for second quarter of 2006 as a receivable on its balance sheet

TOLL ROADS (YORKSHIRE LINK)

     - The Company recorded a net $2.9 million and $5.3 million during the second quarter and first half of 2006, respectively, as its share of the earnings of the Yorkshire Link, net of amortization expense

     - Cash distributions for the full year 2006 are expected to be approximately $7.7 million, consistent with guidance provided in March, 2006

INVESTMENTS

Macquarie Communications Infrastructure Group (MCG)

     - MCG declared a cash distribution of Australian Dollar 19.5 cents per stapled security on June 26, 2006 for the 6 month period ended June 30, 2006

     - Cash distributions for the full year 2006 are expected to be approximately $4.4 million net of withholding taxes

South East Water (SEW)

     - For the full year 2006 the Company expects to receive dividends of approximately $5.9 million relating to its investment in SEW

CONFERENCE CALL AND WEB CAST

The Company has scheduled a conference call for 11:00 a.m. Eastern Daylight Time on August 9, 2006, to review the Company's results.

To listen to the conference call, please dial +1(800) 289-0494 (domestic) or +1(913) 981-5520 (international), at least 10 minutes prior to the scheduled start time. Interested parties can also listen to the live call, which will be webcast at the Company website, www.macquarie.com/mic. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

The Company has also prepared slides in support of its conference call presentation. The slides will be available for downloading from the Company website the morning of August 9, 2006, prior to the conference call. A link to the slides will be located in the "Events" section of the MIC homepage.

For interested individuals unable to join the conference call, a replay will be available through August 23, 2006, at +1(888) 203-1112 (domestic) or +1(719) 457-0820 (international), Passcode: 8214425. An online archive of the webcast will be available on the Company's website for one year following the call.

ABOUT MACQUARIE INFRASTRUCTURE COMPANY

Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses, which provide basic, everyday services to customers in the United States and other developed countries. Its businesses consist of an airport services business, an airport parking business, a district energy business, a gas production and distribution business, a 50% interest in a bulk liquid storage terminal business, and a 50% interest in the company that operates a toll road in England. The Company has made investments in a regulated clean water utility in the UK and in a communications infrastructure investment vehicle listed on the Australian Stock Exchange.

FORWARD LOOKING STATEMENTS

This earnings release contains forward-looking statements. We may, in some cases, use words such as "project", "believe", "anticipate", "plan", "expect", "estimate", "intend", "should", "would", "could", "potentially", or "may" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this presentation are subject to a number of risks and uncertainties, some of which are beyond our control including, among other things: our ability to successfully integrate and manage acquired businesses, manage growth, make and finance future acquisitions, service, comply with the terms of and refinance our debt, and implement our strategy, decisions made by persons who control our investments including the distribution of dividends, our regulatory environment, changes in air travel, automobile usage, fuel and gas prices, foreign exchange fluctuations, environmental risks and changes in U.S. federal tax law.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware could also cause our actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

"Macquarie Group " refers to the Macquarie Group of companies, which comprises Macquarie Bank Limited and its worldwide subsidiaries and affiliates.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including the Company's manager, require the following statements. Investments in Macquarie Infrastructure Company Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company Trust or the repayment of capital from Macquarie Infrastructure Company Trust. MIC-G

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor enquiries                      Media enquiries

Jay A. Davis                            Alex Doughty
Investor Relations                      Corporate Communications
Macquarie Infrastructure Company        Macquarie Infrastructure Company
(212) 231-1825                          (212) 231-1710

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                    As of June 30, 2006 and December 31, 2005

                     ($ in thousands, except share amounts)

                                                                               June 30,
                                                                                 2006       December 31,
                                                                              (unaudited)       2005
                                                                              -----------   ------------
ASSETS
Current assets:
Cash and cash equivalents                                                     $   37,843   $  115,163
Restricted cash                                                                    5,609        1,332
Accounts receivable, less allowance for doubtful accounts of $1,117 and
$839, respectively                                                                39,718       21,150
Dividends receivable                                                               9,247        2,365
Other receivables                                                                  4,531           --
Inventories                                                                        9,365        1,981
Prepaid expenses                                                                   4,015        4,701
Deferred income taxes                                                              2,115        2,101
Income tax receivable                                                              3,066        3,489
Other                                                                              9,446        4,394
                                                                              ----------   ----------
Total current assets                                                             124,955      156,676
Property, equipment, land and leasehold improvements, net                        461,314      335,119
Restricted cash                                                                   18,722       19,437
Equipment lease receivables                                                       42,449       43,546
Investments in unconsolidated businesses                                         431,764       69,358
Investment, cost                                                                  37,971       35,295
Securities, available for sale                                                    72,462       68,882
Related party subordinated loan                                                   21,147       19,866
Goodwill                                                                         402,143      281,776
Intangible assets, net                                                           308,461      299,487
Deposits and deferred costs on acquisitions                                        2,698       14,746
Deferred financing costs, net of accumulated amortization                         16,503       12,830
Fair value of derivative instruments                                              20,486        4,660
Other                                                                              5,536        1,620
                                                                              ----------   ----------
Total assets                                                                  $1,966,611   $1,363,298
                                                                              ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Due to manager                                                                $    3,829   $    2,637
Accounts payable                                                                  24,888       11,535
Accrued expenses                                                                  15,165       13,994
Current portion of notes payable and capital leases                                5,832        2,647
Current portion of long-term debt                                                  2,146          146
Other                                                                              9,366        3,639
                                                                              ----------   ----------
Total current liabilities                                                         61,226       34,598

Capital leases and notes payable, net of current portion                           3,259        2,864
Long-term debt, net of current portion                                         1,044,797      610,848
Related party long-term debt                                                      20,168       18,247
Deferred income taxes                                                            231,990      113,794
Income tax liability                                                               4,306           --
Fair value of derivative instruments                                                 606           --
Other                                                                             21,279        6,342
                                                                              ----------   ----------
Total liabilities                                                              1,387,631      786,693
                                                                              ----------   ----------
Minority interests                                                                 8,690        8,940
                                                                              ----------   ----------
Stockholders' equity:
Trust stock, no par value; 500,000,000 authorized; 27,212,165 shares issued and outstanding at June 30, 2006 and 27,050,745 shares issued and
outstanding at December 31, 2005                                                 560,549      583,023
Accumulated other comprehensive income (loss)                                      8,964      (12,966)
Accumulated gain (deficit)                                                           777       (2,392)
                                                                              ----------   ----------
Total stockholders' equity                                                       570,290      567,665
                                                                              ----------   ----------
Total liabilities and stockholders' equity                                    $1,966,611   $1,363,298
                                                                              ==========   ==========

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                    CONSOLIDATED CONDENSED INCOME STATEMENTS
          For the Quarters and Six Months Ended June 30, 2006 and 2005

                                   (Unaudited)

                ($ in thousands, except share and per share data)

                                               Quarter Ended                  Six Months Ended
                                       -----------------------------   -----------------------------
                                       June 30, 2006   June 30, 2005   June 30, 2006   June 30, 2005
                                       -------------   -------------   -------------   -------------
REVENUES
Revenue from product sales                $ 56,922        $34,150        $ 98,914        $ 64,391
Service revenue                             47,726         37,038          90,630          71,190
Financing and equipment lease income         1,285          1,331           2,583           2,673
                                          --------        -------        --------        --------
Total revenue                              105,933         72,519         192,127         138,254
                                          --------        -------        --------        --------
COSTS AND EXPENSES
Cost of product sales                       36,010         19,708          61,279          36,803
Cost of services                            22,632         19,493          43,664          36,566
Selling, general and administrative         24,294         18,941          48,244          38,286
Fees to manager                              3,718          2,209          10,196           4,152
Depreciation                                 2,121          1,420           3,831           2,747
Amortization of intangibles                  3,580          3,235           7,026           6,320
                                          --------        -------        --------        --------
Total operating expenses                    92,355         65,006         174,240         124,874
                                          --------        -------        --------        --------
OPERATING INCOME                            13,578          7,513          17,887          13,380
OTHER INCOME (EXPENSE)
Dividend income                              2,351          6,184           5,002           6,184
Interest income                              1,180          1,231           2,882           2,330
Interest expense                           (16,122)        (7,511)        (28,461)        (15,269)
Equity in earnings (loss) and
   amortization charges of investees         3,115         (1,139)          5,568             514
Other income (expense), net                     94            261             (73)           (654)
                                          --------        -------        --------        --------
Net income before income taxes and
   minority interests                        4,196          6,539           2,805           6,485
Income tax (benefit) expense                  (417)           579            (396)            579
                                          --------        -------        --------        --------
Net income before minority interests         4,613          5,960           3,201           5,906
Minority interests                             106            324              32             353
                                          --------        -------        --------        --------
NET INCOME                                $  4,507        $ 5,636        $  3,169        $  5,553
                                          --------        -------        --------        --------

Basic income per share:                 $      0.17     $      0.21     $      0.12     $      0.21
                                        -----------     -----------     -----------     -----------
Weighted average number of shares of
   trust stock outstanding: basic        27,062,201      26,960,560      27,056,505      26,786,298
Diluted income per share:               $      0.17     $      0.21     $      0.12     $      0.21
                                        -----------     -----------     -----------     -----------
Weighted average number of shares of
   trust stock outstanding: diluted      27,073,016      26,984,160      27,069,835      26,798,163
Cash dividends declared per share       $      0.50     $    0.5877     $      1.00     $    0.5877
                                        -----------     -----------     -----------     -----------

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                For the Six Months Ended June 30, 2006 and 2005

                                   (Unaudited)

                                ($ in thousands)

                                                                               Six Months Ended
                                                                        -----------------------------
                                                                        June 30, 2006   June 30, 2005
                                                                        -------------   -------------
OPERATING ACTIVITIES
Net income                                                                $   3,169       $  5,553
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization of property and equipment                    8,290          6,632
   Amortization of intangible assets                                          7,026          6,320
   Loss on disposal of equipment                                                 47             --
   Equity in (earnings) loss and amortization charges of investee            (3,202)         1,378
   Amortization of finance charges                                            1,806            553
   Noncash interest expense                                                   1,622             --
   Accretion of asset retirement obligation                                     110             --
   Deferred rent                                                              1,205          1,184
   Deferred revenue                                                             100             73
   Deferred taxes                                                            (5,850)            --
   Minority interests                                                            31            353
   Noncash compensation                                                         598            266
   Post retirement obligations                                                   88             --
   Other noncash expenses                                                        --            221
   Accrued interest expense on subordinated debt - related party                522            519
   Accrued interest income on subordinated debt - related party                (424)          (480)
   Changes in operating assets and liabilities:
      Restricted cash                                                          (177)            --
      Accounts receivable                                                    (2,222)        (4,546)
      Equipment lease receivable, net                                           994            789
      Dividend receivable                                                       145             --
      Inventories                                                             1,353            496
      Prepaid expenses and other current assets                               1,930          2,650
      Accounts payable and accrued expenses                                  (4,425)        (3,176)
      Income taxes payable                                                    4,729             --
      Due to manager                                                          5,326          1,976
      Other                                                                     610            (17)
                                                                          ---------       --------
Net cash provided by operating activities                                    23,401         20,744

INVESTING ACTIVITIES
Acquisition of businesses and investments, net of cash acquired            (501,104)       (49,594)
Additional costs of acquisitions                                                 (6)           (72)
Goodwill adjustment                                                              --            694
Deposits and deferred costs on future acquisitions                           (1,134)            --
Purchases of property and equipment                                          (4,912)        (3,364)
Proceeds received on subordinated loan                                          611            686
                                                                          ---------       --------
Net cash used in investing activities                                      (506,545)       (51,650)

FINANCING ACTIVITIES
Proceeds from long-term debt                                                160,000         32,000
Proceeds from line of credit facilities                                     277,901            543
Distributions paid to shareholders                                          (27,059)       (15,898)
Debt financing costs                                                         (4,756)        (1,674)
Distributions paid to minority shareholders                                    (282)            --
Payment of long-term debt                                                       (72)           (47)
Offering costs                                                                   --         (1,934)
Restricted cash                                                                 715         (1,077)
Payment of notes and capital lease obligations                                 (990)          (678)
                                                                          ---------       --------
Net cash provided by financing activities                                   405,457         11,235
Effect of exchange rate changes on cash                                         367            (78)
                                                                          ---------       --------
Net change in cash and cash equivalents                                     (77,320)       (19,749)
Cash and cash equivalents, beginning of period                              115,163        140,050
                                                                          ---------       --------
Cash and cash equivalents, end of period                                  $  37,843       $120,301
                                                                          =========       ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Noncash investing and financing activity:
   Accrued purchases of property and equipment                            $   1,263       $     --
                                                                          =========       ========
   Accrued deposits and deferred costs on acquisitions                    $   2,639       $     --
                                                                          =========       ========
   Acquisition of property through capital leases                         $   1,667       $  1,417
                                                                          =========       ========
   Issuance of trust stock to manager for payment of March 2006 and
      December 2004 performance fees, respectively                        $   4,134       $ 12,088
                                                                          =========       ========
   Issuance of trust stock to independent directors                       $     450       $    191
                                                                          =========       ========
Income taxes paid                                                         $     492       $    609
                                                                          =========       ========
Interest paid                                                             $  24,225       $ 14,357
                                                                          =========       ========

                     MACQUARIE INFRASTRUCTURE COMPANY TRUST

                     RECONCILIATION OF NET INCOME TO EBITDA
           For the Quarter and Six Months Ended June 30, 2006 and 2005
                                   (Unaudited)
                                ($ in thousands)

                          QUARTER ENDED                        SIX MONTHS ENDED
                             JUNE 30,            CHANGE            JUNE 30,            CHANGE
                        -----------------   ---------------   -----------------   ---------------
                          2006      2005       $        %       2006      2005       $        %
                        -------   -------   ------   ------   -------   -------   ------   ------
Net income              $ 4,507   $ 5,636   (1,129)   (20.0)  $ 3,169   $ 5,553   (2,384)   (42.9)
Interest expense, net    14,942     6,280    8,662    137.9    25,579    12,939   12,640     97.7
Income taxes               (417)      579     (996)  (172.0)     (396)      579     (975)  (168.4)
Depreciation (1)          4,292     3,410      882     25.9     8,290     6,631    1,659     25.0
Amortization (2)          3,580     3,235      345     10.7     7,026     6,320      706     11.2
                        -------   -------   ------            -------   -------   ------
EBITDA                  $26,904   $19,140    7,764     40.6   $43,668   $32,022   11,646     36.4
                        =======   =======   ======            =======   =======   ======

----------
(1) Includes depreciation expense of $744,000, $546,000, $1.6 million and $1.0 million for the airport parking business for the quarters ended June 30, 2006 and 2005 and the six month periods ended on the same dates, respectively, and $1.4 million, $1.4 million, $2.8 million and $2.8 million for the district energy business for the quarters ended June 30, 2006 and 2005 and the six month periods ended on the same dates, respectively, which are included in the cost of services on our consolidated condensed income statement. Does not include $1.1 million of depreciation expense related to our 50% investment in IMTT for each of the quarter and six months ended June 30, 2006.

(2) Does not include $974,000, $1.2 million, $1.9 million and $2.4 million of amortization expense related to intangible assets in connection with our investment in the toll road business for the quarters ended June 30, 2006 and 2005 and the six month periods ended on the same dates, respectively, and $189,000 of amortization expense related to intangible assets of IMTT for each of the quarter and six months ended June 30, 2006.

/ENDS/